UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Pericom Semiconductor Corporation

(Exact Name of Registrant as Specified in Charter)

California	0-27026	77-0254621
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1545 Barber Lane Milpitas, California	95035
(Address of Principal Executive Offices)	(Zip Code)

Kevin Bauer, Chief Financial Officer	(408) 232-9100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pericom Semiconductor Corporation evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold. Despite all good faith efforts to complete its RCOI and due diligence activities, certain of Pericom’s suppliers either did not provide complete information regarding the origin of the conflict minerals in their products, or they responded that they were unable to determine the origin of any conflict minerals in their products. Therefore, Pericom has determined parts obtained from this group of suppliers are DRC conflict undeterminable.

As a result we have filed a Conflict Minerals Report.

Item 1.02 Exhibit

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: www.pericom.com under "Company – About Pericom – Corporate Governance".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pericom Semiconductor Corporation

/s/ Kevin S. Bauer

By: Kevin S. Bauer

Chief Financial Officer

May 30, 2014